UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For January 29, 2007
Commission File No. 000-29008
CHINA TECHNOLOGY DEVELOPMENT GROUP CORPORATION
(Formerly known as Tramford International Limited)
Room 2413-18, Shui On Centre,
6-8 Harbour Road, Wanchai, Hong Kong
(ADDRESS OF PRINCIPAL EXECUTIVE OFFICES.)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑
If “Yes” marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURE

China Technology Announces the Establishment of Quality Control Center for Food Safety in China Merchants Zhangzhou Development Zone
HONG KONG, Jan 29, 2007 / China Technology Development Group Corporation (Nasdaq: CTDC) (“CTDC” or the “Company”) today announced that China Merchants Zhangzhou Development Zone Innoessen Biotech Co., Ltd (the “Zhangzhou Innoessen”), the wholly owned subsidiary of the Company, entered into a Leasing Agreement (the “Agreement”) with China Merchants Zhangzhou Development Zone (the “Zhangzhou Development Zone”) on January 23, 2007. Pursuant to the Agreement, the Company will make an initial investment of RMB 5 million for the establishment of a quality control center for food safety (the “QC Center”) on a leased property of approximately 2,300 square meters. The QC Center will primarily focus on quality control for food products. Its total planned investment could reach RMB 10 million as the project advances to future stages.
The Company expects the QC Center to play an active role in forming a close working relationship with relevant regulatory agencies responsible for maintaining food quality and safety in China at both the central and local levels. The QC Center also expects to devote resources to develop an independent system for food safety evaluation and quality control. The Company expects to leverage the resources and capabilities of the QC Center to provide an internal monitoring and quality control system for food products of the Company, its subsidiaries, affiliates and business partners, and then subsequently to other suppliers of food products. The QC Center is also expected to provide professional trainings on food quality control principles and mechanisms at management levels within the Company, and to contribute to the building-up a professional management team to meet the increasing demand of the Company.
Mr. Alan Li, Chief Executive Officer of the Company, commented at the signing ceremony, “We are witnessing and experiencing remarkable economic growth in China. Meanwhile we are also experiencing increasingly negative impacts of the economic growth, especially with respect to food safety problems. We believe that quality control is one of the most important means to ensure and maintain safety standards in the production, distribution and sales of food products. Setting up the QC Center for our food business in the Zhangzhou Development Zone will further enhance and strengthen our food safety standards, which we hope will help the Company expand its high-end green and organic food products business.”
About CTDC:
CTDC is engaged in information network security and nutraceutical business in the People’s Republic of China. CTDC’s ultimate principal shareholder is China Merchants Group, a major Chinese state-owned enterprise. For more information, please visit our website at www.chinactdc.com.

Forward-Looking Statement Disclosure:
This press release of the Company, which is a foreign private issuer, on Form 6-K contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, and Section 21E of the Securities Act of 1934. These statements relate to future events or the Company’s future financial performance. The Company has attempted to identify forward-looking statements by terminology including “anticipates”, “believes”, “expects”, “can”, “continue”, “could”, “estimates”, “expects”, “intends”, “may”, “plans”, “potential”, “predict”, “should”, or “will” or the negative of these terms or other comparable terminology. These statements are only predictions, uncertainties and other factors may cause the Company’s actual results, level of activity, performance or achievements to be materially different from any future results, level of activity, performance or achievements expressed or implied by these forward-looking statements. The information in this Report on Form 6-K is not intended to project future performance of the Company. Although the Company believes that the expectations reflected in the forward-looking statements are reasonable, the Company does not guarantee future results, level of activity, performance or achievements. The Company’s expectations are as of the date this Form 6-K is filed, and the Company does not intend to update any of the forward-looking statements after the date this Report on Form 6-K is filed to conform these statements to actual results, unless required by law.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Technology Development Group Corporation Date: January 29, 2007
By:	/s/ Yibing Zhang
Name:	Yibing Zhang
Title:	Chief Financial Officer and Company Secretary